Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law	Neil E. Grayson
104 South Main Street / Ninth Floor / Greenville, South Carolina 29601	(Admitted in GA, SC & NY)
Tel: 864.250.2300 Fax: 864.232.2925	864.250.2235
www.nelsonmullins.com	Fax: 864.250.2359
neil.grayson@nelsonmullins.com

April 19, 2006

VIA EDGAR SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Daniel F. Duchovny

Re:	CNB Corporation Soliciting Materials filed pursuant to Rule 14a-12 Filed March 31, 2006, by Willis J. Duncan and W. Jennings Duncan File No. 000-24523

Preliminary Proxy Statement Filed April 17, 2006 File No. 000-24523

Dear Mr. Duchovny:

        On behalf of our clients, Willis J. Duncan and W. Jennings Duncan (the “Duncan’s”), we are providing this response to the letter (the “Comment Letter”) dated April 18, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission to John Jennings, Esq., of Nelson Mullins Riley & Scarborough, LLP, regarding the Duncan’s revised Preliminary Schedule 14A. A revised Preliminary Schedule 14A is being file contemporaneously, which reflects changes made in response to the Comment Letter.

        The numbered paragraphs below set forth the Staff’s comments together with the Duncan’s responses and correspond to the numbered paragraphs in the Comment Letter. Page references in the Duncan’s responses are references to the page numbers in the revised Preliminary Schedule 14A.

Proxy Soliciting Materials

Secret Planning and Conflicts of interest, page 4

Atlanta o Boston o Charleston o Charlotte o Columbia o Greenville o Myrtle Beach o Raleigh o Washington, DC o Winston-Salem

Mr. Donald Duchovny
April 19, 2006

1.	Staff Comment:. We note your response to prior comment 4. Please note that in future filings you must provide additional back ground to your disclosure such that the disclosure is balanced. For example, when your disclosure is based on an individual’s recollection as opposed to documentation, please state so. We also note that in support for your response captioned 4(i) you did not provide the requested support for your disclosure that the Group of Five “also discussed amendments to the corporate bylaws and Articles of Incorporation.” In future filings, please avoid disclosing information that may not be supported. Please confirm your understanding.

Response: The Duncans confirm their understanding of the Staff's comment.

Preliminary Proxy Statement

CNB Nominee William Benson, page 9

2.	Staff Comment: We note your response to prior comment 18. Please tell us how Delaware court decisions are applicable to South Carolina corporations, such as the company. The remainder of your response does not address an enlargement of the board of directors. Please delete the reference to an enlargement of the board as “unlawful” and as a “manipulation” of the company’s corporate processes. Refer to Rule 14a-9.

Response: The revised Preliminary Schedule 14A has been revised in response to the Staff’s comment. See page 10.

        We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Neil E. Grayson, of Nelson Mullins Riley & Scarborough, LLP at (864) 250-2235.

Very truly yours,

    /s/ Neil E. Grayson
Neil E. Grayson

NEG:db

cc:   Willis J. Duncan
         W. Jennings Duncan